NEVSUN RESOURCES LTD.

INFORMATION CIRCULAR

August 2, 2012

For the SPECIAL MEETING OF SHAREHOLDERS to be held on September 5, 2012

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company” or “Nevsun”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the special meeting of the shareholders of the Company (the “Meeting”), which is to be held at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof.  The solicitation will be made primarily by mail, but may also be made personally by officers or employees of the Company.  All costs associated with this solicitation will be borne by the Company.  The Company will not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed Proxy.  Registered shareholders should deliver their completed Proxies to Computershare Investor Services Inc., Proxy Department, 9th Floor – 100 University Avenue, Toronto, Ontario M5J 2Y1 (by mail, telephone or internet according to the instructions on the Proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the Proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the Proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a Proxy by:

(a)	signing a Proxy with a later date and delivering it at the place and within the time noted above;

(b)	signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed, as set out in the notes to the Proxy) and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked; or

(d)	any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of the Proxy (the notice of meeting, Information Circular and VIF or Proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a Proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by VIFs for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal Proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a Proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in the Meeting Materials are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by Proxy or VIF in the enclosed forms will be voted or withheld from voting by the designated holder in accordance with the direction of the shareholder appointing him on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by Proxy or VIF will be voted accordingly.  If there is no direction by the shareholder, those shares will be voted for all resolutions set out in the Proxy or VIF.

The Proxy or VIF gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the approval of the New Plan (as such term is hereinafter defined):

(a)	each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, and

(b)	each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 199,417,815 common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered at August 2, 2012 (the “Record Date”) are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or VIF to attend and vote, deliver their Proxies or VIFs at the place and within the time set forth in the notes to the Proxy or VIF.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following entities beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the voting securities of the Company:

Name	Number of Shares (Common)(1)	Percentage of Class
M&G Investment Management Ltd. Franklin Advisers Inc.	38,500,000 28,500,800	19.3% 14.3%
(1)	This information is based on the latest available publicly filed reports with an effective date of June 30, 2012 To the best of management’s knowledge, there have been no significant changes to the above holdings at the date of this Circular.

EXECUTIVE COMPENSATION

The Statement of Executive Compensation is provided in Schedule B.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table below sets forth details of the Company’s former Stock Option Plan (the “Former Plan”) at December 31, 2011 and at the date of this Information Circular.  The table also includes the new Stock Option Plan (the “New Plan”) not yet approved by shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under incentive stock option plan(1)
Equity compensation plan approved by security holders
Former Plan, at December 31, 2011	8,828,200	4.06	11,197,271(1)
Former Plan, at the date of this Information Circular	8,637,500	4.03	nil(1)
Equity compensation plan not approved by security holders
New Plan, at the date of this Information Circular	nil	nil	4,823,202(2)

(1)At December 31, 2011 this number was 10% of the issued and outstanding shares of the Company, less the number of outstanding options.  This number became nil on April 27, 2012.

(2) This number equals 6.75% of the issued and outstanding shares of the Company at August 2, 2012, less the number of outstanding options in the Former Plan.  See “Implications of Approving the New Plan”, under “Particulars of Matters to be Acted Upon”.

The Former Plan was approved by the shareholders in April 2006 and amended in May 2010 at the Company’s Annual General Meeting.  Minor amendments were made by the Board and approved by the TSX in 2011 to accommodate the newly required Stock Option Benefit withholding tax, add a cashless exercise provision and activate the Plan’s share appreciation right (“SAR”) provision. The Former Plan allowed for a maximum number of common shares issuable to not exceed 10% of the issued and outstanding common shares of the Company.  As options are exercised or common shares of the Company are otherwise issued, the remaining balance of options issuable (“Plan Balance”) up until the date of expiry, could be increased up to the 10% maximum upon application to the TSX.  Options which expire without being exercised are automatically added back into the Plan Balance.  The TSX requires that every three (3) years the unallocated options under this type of plan with a rolling maximum percentage of outstanding shares be approved by the shareholders of the Company.  The ability to grant options under the Former Plan expired on April 27, 2012, however, options granted under the Former Plan continue to exist until the earlier of their exercise or expiry.

The following are the terms of the Former Plan:

Options granted under the Former Plan or securities made available under any share compensation arrangement cannot result in the number of common shares issuable to insiders exceeding 10% of the issued and outstanding shares of the Company, and the number of common shares issued within any one year period pursuant to the exercise of Options and any other share compensation arrangement to insiders cannot exceed 10% of the issued and outstanding shares.

Eligible persons granted options under the Former Plan included employees, insiders and service providers to the Company or any of its subsidiaries(each, an “Optionee”).

The Board has the authority to amend, suspend or terminate the Former Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory and shareholder approval.  The Board may, subject to regulatory approval but without shareholder approval, change the vesting provisions, change the termination provisions provided there is no extension beyond the original expiry date, add a cashless exercise provision, extend the expiry date of options following a blackout period and other non-material amendments of a housekeeping nature.  All other material amendments require shareholder approval.  The exercise price of the options could not be less than the volume weighted average trading price of the Company’s common shares on the TSX over the five (5) trading days preceding the date of the grant of such options (the “Market Price”).

Options are not assignable or transferable by the Optionee except after death, in which case they are exercisable only by the Optionee’s legal representative.

Stock options which are vested expire 90 days after the participant ceases to be an eligible person under the Former Plan for any reason other than death or termination with cause or one year following death of the participant. Unvested options expire immediately upon the participant ceasing to be an eligible person or the death of the participant.  All options expire immediately if an Optionee is terminated with cause.  Options granted must expire not later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may determine when any option will become exercisable and may determine that the option shall be exercisable in instalments.

The activation of the SAR provision in 2011 allows a SAR to be provided in tandem with an option granted, upon Board approval.  The Optionee, when entitled to exercise an option, may elect to exercise the SAR instead, in which case, in lieu of receiving common shares pursuant to the exercise of the option, shall receive instead the net value of the exercised option, less the appropriate amount of withholding tax as required, in cash or in shares.  The net value is determined by the difference between Market Price on the day immediately prior to the date of exercise of the SAR, and the option exercise price, multiplied by the number of shares represented by the option.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, none of the current or former directors, executive officers or employees of the Company or any of its subsidiaries is indebted to the Company or its subsidiaries, and no such person has been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company (a director, officer or holder of 10% or more of the Common Shares), or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company which were to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries during the Company’s most recently completed financial year.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.  Approval of a New Stock Option Plan

On August 1, 2012, the Board approved the New Plan to replace the Former Plan, subject to shareholder approval as well as the approval of the TSX.

The Company’s ability to grant options under the Former Plan expired on April 27, 2012. At the date of this Information Circular, the Former Plan had 8,637,500 options outstanding, representing 4.3% of the Company’s outstanding shares, and as such, will remain in existence under the terms of the Former Plan until they have been exercised, cancelled or have otherwise expired.

The Board of Directors wished to incorporate more current thinking in the structure and terms of a new stock option plan, in line with current compensation governance standards and expectations in the market place. The Human Resources Committee of the Board engaged a consulting firm specializing in such governance matters to advise the Board.

The Company has relied upon stock options to provide incentives to attract and retain highly trained and experienced executive personnel, and to attract and retain experienced directors. The Board reviewed various other types of equity based compensation plans, weighing the cost of each type of plan against its short and long term value in accomplishing its objectives.  After due consideration, the Board decided to establish the New Plan which is compliant with currently recognized compensation standards.  The New Plan is similar to the Former Plan in that it is a rolling plan, or one based upon a fixed percentage of the number of outstanding shares which may be granted. The rules of the TSX provide that the number of securities available to be granted under a rolling plan must be approved by shareholders every three years.

The New Plan is also similar to the Former Plan in that:

-	options which are terminated without the issuance of shares may be added back to the New Plan;

-	vesting terms and expiration dates are determined by the Board within the limits set out by the New Plan, including accelerated vesting provisions under a change of control of the Company;

-	other than the restrictions noted within the terms of the New Plan with regard to insiders and non-employee directors, there are no restrictions on the number of options which may be granted to any one person;

-	options terminate at the earliest of: i. the expiry date, ii. 1 year succeeding death, or iii. 90 days following termination of office or employment, unless termination is for cause in which case expiry is immediate;

-	the option exercise price is to be set no lower than the Market Price;

-	the Optionee may elect a cashless exercise, whereby the Company will arrange the sale of shares pursuant to the exercised option, then forward the proceeds of the net benefit to the Optionee;

-	a Share Appreciation Right (SAR) may be granted in tandem with an option, at the discretion of the Board;

-	the Board may amend the following terms of the New Plan subject to regulatory approval but not shareholder approval: vesting provisions, termination provisions provided there is no extension beyond the original expiry date; and other amendments of a “housekeeping” nature; and

-	the Board must receive shareholder approval before amending the following terms of the New Plan: limitations on grants to insiders and shares reserved for issuance to insiders; limitations on grants to non-employee directors, reduction in exercise price of any previously granted option; the maximum number of shares reserved under the New Plan; extensions beyond the original expiry date of an option not involving a blackout period; amendments to permit transferability of options other than to permitted assigns; and any amendment to the amendment provisions.

The New Plan differs from the Former Plan by the following terms:

	Former Plan	New Plan
Maximum number of shares issuable as a percentage of issued and outstanding shares	10%	6.75% See section 4.1 of the New Plan
Maximum term of an option	10 years	5 years See section 5.2(h) of the New Plan
Maximum number of shares issuable as a percentage of issued and outstanding shares to (a) persons who are, at the time of the particular grant, insiders and (b) insiders, within any one-year period	10%	6.75% See section 5.2(e) of the New Plan.
Limits to options granted to non-employee directors (“NEDs”)	No relevant provision	Maximum of 1% of issued and outstanding shares, in the aggregate for the life of the New Plan, or $100,000 share value calculation per NED per year, whichever is less.See section 5.2(f) of the New Plan
Assignment of options	Options were not assignable or transferable other than by will or the laws of descent and distribution.	Options can be granted or transferred to a “Permitted Assign” (as defined in the New Plan) of an eligible person or a participant.See sections 2.11. 2.27 and 5.2(d) of the New Plan.

Former Plan	New Plan
Grant of options during a blackout period	No relevant provision	In the event that the Board passes a resolution to grant an option during a blackout period or within five business days of the end of a blackout period, the exercise price of such Option cannot be less than the Market Price calculated on the date that is the sixth business day after the end of such blackout period.
See section 5.2(k) of the New Plan.
Extension of an expiry date that falls within a blackout period	The directors had the right to extend the expiry date of options granted under the Former Plan up to 10 days following a self imposed blackout period on trading securities of the Company, when the options would otherwise expire during or within 48 hours of such blackout.	In the event that an expiry date falls during a blackout period imposed by the Company or within two business days after the end of the blackout period in question, the expiry date shall be automatically extended to a date that is ten business days after the last date of the blackout period in question.
See section 8.1(b) of the New Plan.
Vesting on a change of control	No relevant provision	The Board may accelerate the vesting of options upon a “Change of Control” (as defined in the New Plan). The Board may also modify the terms of the New Plan and/or options granted under the New Plan to assist optionees to tender into a take-over bid or other transaction leading to a Change of Control, as more fully described in the New Plan.
See section 10 of the New Plan.

In accordance with the Company’s intention to reduce the cost of an equity based plan to shareholders, the New Plan is more restrictive than the Former Plan in the reduction of shares which can be issued and the length of time before expiry.  It most notably restricts the number of options which may be granted to non-employee directors, which is a direct response to a perception that directors who are heavily compensated by a company may align their interests with the company more so than with its shareholders.  The Company values the objective approach of its directors and aims to achieve an equitable balance of cash and share compensation that is both attractive to its directors and reasonable to its shareholders, without compromising the objective views which are a key element in decisions made or agreed upon by directors.

Other than noted above, all other differences to the New Plan are of a housekeeping nature or otherwise not materially significant.

The terms of the New Plan are included in their entirety as Schedule A to this Information Circular.

Implications of Approving the New Plan

Assuming shareholders approve the New Plan, the Company will then have two stock option plans.  Under the Former Plan, no new options will be granted, but it will continue to exist until all outstanding options under that plan have been exercised, cancelled or have otherwise expired.  The New Plan will be engaged under its new terms, providing for a maximum number of securities equaling 6.75% of the outstanding shares which may be granted as options and including in this calculation the number of options currently outstanding in the Former Plan.  Upon shareholder approval, the calculation of options available for grant would be as follows:

Number of shares outstanding
6.75% of the above (maximum under the New Plan)
Less existing outstanding options under Former Plan
Number of options that may be granted under the New Plan, as at the date of this Notice	199,417,815 13,460,702 (8,637,500) 4,823,202

Management recommends that shareholders vote in favour of the resolution to approve the New Plan.  In the absence of contrary instructions, the persons named in the enclosed Proxy intend to vote for the approval of the resolution to approve the New Plan at the Meeting.

Therefore, at the Meeting, shareholders will be asked to pass an ordinary resolution in the following form:

“RESOLVED, as an Ordinary Resolution, that:

a)	the new stock option plan (the “New Plan”) of Nevsun Resources Ltd. (the “Company”), in the form attached to the Information Circular of the Company dated August 2, 2012, be and is hereby approved subject to TSX approval;

b)	all unallocated entitlements under the New Plan are hereby approved and the Company is hereby authorized to grant options to purchase the common shares of the Company (the “Common Shares”) in accordance with the terms of the New Plan up to September 5, 2015, and upon due exercise of such options, the Company is authorized to issue, subject to TSX acceptance, Common Shares from treasury, which Common Shares will be issued as fully paid and non-assessable Common Shares in the capital of the Company; and

c)	any director or officer of the Company be and is hereby authorized to execute and deliver all such further agreements, instruments, amendments, certificates and other documents and to do all such other acts and things that may be required or desirable to give effect to the provisions of these resolutions.”

B. Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR at www.sedar.com, including financial statements and MD&A for the most recently completed financial year and quarter.  Shareholders may also contact the Company as follows to request that copies be mailed to them:

By phone: 604-623-4700	By fax: 604-623-4701	By email: contact@nevsun.com

DATED    August 2, 2012

“Clifford T. Davis”

President & CEO

SCHEDULE A

NEVSUN RESOURCES LTD.

STOCK OPTION PLAN

1.	PURPOSE

The principal purpose of this Plan is to advance the interests of the Company by (a) providing Eligible Persons with additional incentive to develop and promote the growth and success of the Company, (b) encouraging stock ownership by such Eligible Persons, (c) increasing the proprietary interest of Eligible Persons in the success of the Company, (d) encouraging the Eligible Persons to remain with the Company, its Affiliates and subsidiaries, and (e) attracting and retaining persons of outstanding competence whose efforts will dictate, to a large extent, the future growth and success of the Company.

2.	DEFINITIONS

All capitalized words used but not defined herein, shall have the meanings ascribed thereto in the Exchange Manual, and the following terms and expressions shall have the following meanings:

2.1	“Act” means the Business Corporations Act (British Columbia);

2.2	“Affiliate” means an affiliate of the Company within the meaning of Section 1.3 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

2.3	“Award Date” has the meaning ascribed thereto in Section 5.1(b)(i);

2.4	“Board” means the board of directors of the Company;

2.5	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

2.6	“Cashless Exercise” means a procedure whereby the Company assists the Optionee by arranging the sale of Shares with respect to an Option exercised by the Optionee, then forwards to the Optionee the cash benefit net of exercise price, required tax withholdings including, but not limited to, the Employee Benefit Withholding Tax and other applicable fees;

2.7	“Change of Control” means:

(a)	the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert, or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares, which together with such person’s then-owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights) more than fifty percent of the combined voting rights attached to the then-outstanding Shares,

(b)	a consolidation, reorganization, amalgamation, merger or any other business combination (including, without limitation, any such transaction or business combination effected by way of a plan of arrangement) (other than in a transaction solely involving the Company and any one or more Affiliates) with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor,

(c)	a resolution is adopted to wind-up, dissolve or liquidate the Company,

(d)	the sale, exchange or other disposition to a person other than an Affiliate of all or substantially all of the Company's assets, or

(e)	a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders' resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change;

2.8	“Commission” means the British Columbia Securities Commission;

2.9	“Company” means Nevsun Resources Ltd. and includes any successor corporation thereof;

2.10	“Contractor” means any person or company engaged, under a written contract, to provide bona fide consulting, technical, management or other services to the Company or to an Affiliate for an initial, renewable or extended period of 12 months or more;

2.11	“Eligible Person” means:

(a)	any director, officer or employee of the Company or any Affiliate of the Company, (“Eligible Individual”),

(b)	a Contractor, or

(c)	a Permitted Assign of any Eligible Individual or Contractor;

2.12	“Employee Benefit Withholding Tax” means the amount required by Canadian authorities to be withheld and remitted by the Company in respect of the deemed employment benefit on exercise of an Option by an Optionee, as determined under the Tax Act and the regulations thereunder, and any other federal or provincial legislation that requires the Company to withhold tax or other amounts in respect of the deemed employment benefit determined under the Tax Act;

2.13	“Event” has the meaning ascribed in Section 4.3;

2.14	“Exchange” means the Toronto Stock Exchange;

2.15	“Exchange Manual” means the Company Manual of the Exchange, as amended or varied from time to time, including such staff notices of the Exchange which may supplement the same;

2.16	“Expiry Date” has the meaning ascribed thereto in Section 8.1;

2.17	“Insider” means any “insider”, as such term is defined in the Exchange Manual from time to time;

2.18	“Market Price” means the volume weighted average trading price of the common shares of the Company calculated by dividing the total value by the total volume of securities traded on the Exchange or, if the common shares are not listed on such exchange, on such other exchange or exchanges on which the common shares are listed, for the five trading days immediately preceding the relevant date. If the common shares are not listed for trading on any exchange, on such day, the Market Price shall be the fair market value of the common shares as determined by the Board;

2.19	“Non-employee Director” means a director who is not also an employee of the Company;

2.20	“Option Period” has the meaning ascribed thereto in Section 5.2(h);

2.21	“Option” means an option to purchase Shares granted to an Eligible Person under this Plan;

2.22	“Option Price” means the price per Share at which the Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Section 4.3 hereof;

2.23	“Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

2.24	“Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.25	“Plan” means this stock option plan, as may be amended or varied from time to time;

2.26	“Previous Plan” means the Company’s previous stock option plan dated April 26, 2006, as amended May 3, 2010, January 1, 2011 and August 18, 2011;

2.27	“Permitted Assigns” means:

(a)	a trustee, custodian, or administrator acting on behalf, or for the benefit, of an Eligible Individual,

(b)	a corporation controlled by an Eligible Individual,

(c)	a registered retirement savings plan or registered retirement income fund established for the benefit of an Eligible Individual,

(d)	a spouse of an Eligible Individual,

(e)	a trustee, custodian, or administrator acting on behalf, or for the benefit, of the spouse of an Eligible Individual,

(f)	a corporation controlled by the spouse of an Eligible Individual, or

(g)	a registered retirement savings plan or registered retirement income fund established for the benefit of the spouse of an Eligible Individual;

2.28	“Right” has the meaning ascribed thereto in Section 7;

2.29	“Share Compensation Arrangements” means:

(a)	stock option plans for the benefit of employees, Insiders or Contractors or any one of such groups,

(b)	individual stock options granted to employees, Contractors or Insiders if not granted pursuant to a plan previously approved by the Company’s security holders,

(c)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased,

(d)	stock appreciation rights involving the issuances of securities from treasury,

(e)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Company, and

(f)	security purchases from treasury by an employee, Insider or Contractor which is financially assisted by the Company by any means whatsoever;

2.30	“Shares” means the common shares of the Company or, in the event of an adjustment contemplated by Section 4.3 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

2.31	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th suppl.), as amended or replaced from time to time.

3.	ADMINISTRATION

3.1	General

(a)	Committee. The Board may at any time appoint a committee of the Board (the “Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board, this Plan will be administered by the Board, and in such event references herein to the Committee shall be construed to be a reference to the Board). The Board will take such steps that in its opinion are required to ensure that the Committee has the necessary authority to fulfill its functions under this Plan. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee, as applicable in the context used.

(b)	Administrator. The Board may delegate to any director, officer or employee of the Company such administrative duties and powers as the Board may see fit.

(c)	Authority of the Board. The Board may revoke the Committee's authority hereunder at any time in the Board's sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers, conferred on the Committee under this Plan. In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan. Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

3.2	Board Powers

The Board shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan:

(a)	to establish, amend and repeal at any time and from time to time such regulations as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations shall form part of this Plan;

(b)	to interpret and construe this Plan and to determine all questions arising out of this Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to amend this Plan and any Option in accordance with Section 12.1 hereof;

(d)	to terminate this Plan in accordance with Section 12.2 hereof;

(e)	to determine the number of Shares covered by each Option;

(f)	to determine the Option Price of each Option;

(g)	to determine the time or times when Options will be granted and exercisable;

(h)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(i)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3	Interpretation

The interpretation by the Board of any of the provisions of this Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Optionee.  No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

4.	SHARES OF STOCK SUBJECT TO PLAN

4.1	Number of Shares

The maximum number of Shares issuable for all purposes under this Plan and the Previous Plan shall not exceed 6.75% of the issued and outstanding Shares of the Company, from time to time.

4.2	Fractional Shares

No fractional Shares shall be issued upon the exercise of Options granted under this Plan and, accordingly, if an Optionee would become entitled to a fractional Share upon the exercise of an Option, such Optionee shall only have the right to purchase the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

4.3	Adjustments

(a)	In the event (the occurrence of which is hereinafter referred to as an “Event”) that (i) there are any changes in the capital structure of the Company through stock splits, consolidations or reclassifications, or (ii) any stock dividends are made to holders of shares, or (iii) as a result of any other recapitalization, amalgamation, merger or consolidation, the shares of the Company are converted into or exchangeable for any other shares, then in any such case the Company may make such adjustments in the right to purchase granted hereby as may be required to prevent substantial dilution or enlargement of the rights granted to or available for the Optionee hereunder.

(b)	Any adjustment proposed to be made under Section 4.3(a) will be subject to the approval of the Exchange.

4.4	Other Accounting for Awards

Any Shares related to an Option which terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Shares shall again be available for issuance under this Plan.

5.	GRANT OF OPTIONS

5.1	Eligibility

(a)	The Board shall, from time to time, in its sole discretion, determine those Eligible Persons, if any, to whom Options are to be awarded.

(b)	If the Board elects to award an Option to an employee of the Company, the number of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion, and in so doing the Board may take into account the following criteria:

(i)	the annual salary of the employee as at the date the Option is awarded (the “Award Date”) in relation to the total annual salaries payable by the Company to all of its employees as at the Award Date;

(ii)	the length of time that the employee has been employed by the Company; and

(iii)	the quality and importance of the work performed by the employee.

(c)	If the Board elects to award an Option to a director, officer or Contractor of the Company, the Board shall determine the number of Shares to be acquired on the exercise of such Option based upon anybona fide considerations that the Board in its sole discretion determines to be applicable.

5.2	Terms and Conditions of Options

(a)	General. Except as herein and otherwise specifically provided, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board.

(b)	Vesting. An Option which is subject to vesting, shall vest and may be exercised (in each case to the nearest full share) during the Option Period as set out in the option agreement. Options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. Subject to Section 10.1, the Board may, in its entire discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested Options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board.

(c)	Option Price. Subject to any adjustment pursuant to the provisions of Section 4.3 hereof, and subject to Section 5.2(k), the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the grant of the Option is approved by the Board. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

(d)	Assignability. An Option is personal to the Optionee and is non-assignable (whether by operation of law or otherwise), except to a Permitted Assign of the Optionee or as otherwise provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of this Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Company, cease and terminate and be of no further force or effect whatsoever.

(e)	Restrictions on Grants to Insiders. Options shall not be granted under this Plan and securities shall not be made issuable under any other Share Compensation Arrangement which could, in the aggregate, result in

(i)	the number of Shares issuable to Eligible Persons who are, at the time of the particular grant, Insiders, exceeding the lesser of (A) 6.75% of the issued and outstanding Shares and (B) the limit imposed by the “insider participation limit”, as such term is defined in the Exchange Manual; or

(ii)	the issuance to Insiders, within any one-year period, of a number of Shares exceeding the lesser of (A) 6.75% of the issued and outstanding Shares and (B) the limit imposed by the “insider participation limit”.

(f)	Restrictions on Grants to Non-employee Directors. Options shall not be granted under this Plan and securities shall not be made issuable which could result in the lesser of:

(i)	the number of Shares issuable to Non-employee Directors, in the aggregate, exceeding 1% of the issued and outstanding Shares at any time; or

(ii)	the grant to any one Non-employee Director within any one-year period of an Option or Options with an equity award value in excess of $100,000, based on a valuation method acceptable to the Board.

(g)	For the purposes of Section 5.2(e) and 5.2(f), the phrase “issued and outstanding Shares” excludes any Shares issued pursuant to this Plan or other Share Compensation Arrangements over a preceding one-year period.

(h)	Option Period. Subject to Sections 8.1 and 8.2, the term (the “Option Period”) of any Options granted under this Plan will be determined by the Board, but shall not exceed five years from the date of grant.

(i)	Legends. Any Shares issued on the exercise of Options prior to the expiry of an applicable hold period, must be legended as required by applicable securities laws and regulations.

(j)	Exercise. An Optionee or Permitted Assign of said Optionee may exercise an Option in whole or in part, subject to Section 8.2, at any time or from time to time during the Option Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering written notice to the Company in accordance with Section 6.2 together with full payment of the purchase price of the Options purchased pursuant to the exercise of the Option.

(k)	Option Price During and Following a Blackout Period. In the event that the Board passes a resolution to grant an Option during a blackout period to which the Company is subject or within five Business Days of the end of a blackout period, the Option Price of such Option shall be no less than the Market Price calculated on the date that is the sixth Business Day after the end of such blackout period.

6.	EXERCISE OF OPTION

6.1	Payment of Exercise Price and Employee Benefit Withholding Tax

The exercise price of each Share purchased under an Option shall be paid in full in cash or by bank draft, certified cheque or other form of payment agreed to by the Company, at the time of such exercise, in lawful money of Canada, to the Company, and the Optionee shall provide for the applicable Employee Benefit Withholding Tax, as determined by the Company,

(a)	by paying, at the time of exercise, the Employee Benefit Withholding Tax (the “Payment Method”); or

(b)	by directing the Company to use the Cashless Exercise procedure for all or a sufficient portion of the Options exercised, whereby the Employee Benefit Withholding Tax will be deducted from the net proceeds payable to the Optionee (the “Cover Method”), and upon receipt of payment in full of the exercise price and the applicable Employee Benefit Withholding Tax the number of Shares issued in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

6.2	Exercise by Written Notice

Subject to the terms and conditions of this Plan, an Option may be exercised by written notice signed by the Optionee and dated the date of exercise, and not post-dated, stating that the Optionee elects to exercise its rights to purchase Shares under such Option and the number of Shares in respect of which such Option is being exercised, accompanied by full payment for the Shares being purchased under such Option, and satisfaction of the applicable Employee Benefit Withholding Tax in one of the manners set out in Section 6.1 of this Plan, delivered to the Company at its principal office at 800-1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 (or such other address of the principal office of the Company at the time of exercise).  Delivery of any notice of exercise accompanied by the payment set out in Section 6.1 of this Plan may be made by personal delivery, by courier service or by agent.

6.3	Effect of Exercise

As soon as practicable after the exercise of an Option in accordance with the terms of this Plan, the Company shall issue a certificate or certificates evidencing the Shares in respect of which the Option is exercised, reduced where the Optionee has chosen the Cover Method to the number of Shares remaining after the Optionee has satisfied the Employee Benefit Withholding Tax.

6.4	Cashless Exercise

An Optionee may elect Cashless Exercise in its notice of exercise if the Shares issuable upon exercise of the Option are to be immediately sold.  In such case, the following procedure will be followed:

(a)	the Optionee will notify the Company in its notice of exercise that it wishes to use the Cashless Exercise provision;

(b)	the Company will instruct a licensed securities broker to sell the number of Shares as set out in the notice of exercise;

(c)	upon settlement of the sale of such Shares, the Company will arrange delivery of a share certificate to the broker, to be registered as instructed by the broker;

(d)	the Company will instruct the broker to deliver to it the proceeds of the sale (net of agreed brokerage commissions and fees);

(e)	the Company will pay the net benefit to the Optionee receiving the net benefit due; and

(f)	if, upon exercise of the Options, only a portion of the Shares are sold, the Company will arrange delivery of a share certificate for the number of unsold Shares to the Optionee, to be registered as instructed by the Optionee, provided that all amounts owing to the Company, upon calculating the net benefit of such exercise, are fully paid.

For the purpose of Section 6.4(e) and (f) above, the “net benefit” to an Optionee will be the difference between the option exercise price and proceeds of sale, less any or all of the following, as applicable:  sales commissions, bank transfer fees, taxes or other withholdings required by law, and specifically the Employee Benefit Withholding Tax.

7.	SHARE APPRECIATION RIGHTS

A share appreciation right (a “Right”) may be provided in tandem with an Option, whereby an Optionee has the right, when entitled to exercise an Option, to elect by notice in writing to the Company, to settle such Option in whole or in part and, in lieu of receiving Shares pursuant to the exercise of the Option, receive instead the net value of the Option or such portion of the Option settled. The net value is determined by the difference between the Market Price on the day immediately prior to the date of the exercise of the Right, and the Option exercise price, less the Employee Benefit Withholding Tax as determined and calculated by the Company.  The net value may be paid to the Optionee in cash, or in Shares making up the same value as cash, excluding fractions, or in any combination of cash and shares, as requested by the Optionee or as determined by the Board.  The number of Shares to be issued is determined by dividing the net value by the Market Price, multiplied by the number of options exercised.  Any Right to be provided with an Option must first be approved by the Board at the time the Option is granted or at any time prior to expiry of the Option.

References in this Plan to Options are deemed to include any Rights provided in tandem with Options, as permissible in the context used.

8.	EXPIRY OF OPTIONS

8.1	Duration of Option.

(a)	Subject to Section 8.1(b), Options shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Section 8.2 (the “Expiry Date”).

(b)	In the event that the Expiry Date falls (i) during a blackout period imposed by the Company; or (ii) within two Business Days after the end of the blackout period in question, the Expiry Date shall be automatically extended to a date that is ten Business Days after the last date of the blackout period in question. For greater certainty, all references to “Expiry Date” herein shall refer to such “extended” Expiry Date where appropriate.

8.2	Termination of Option An Optionee may exercise an Option in whole or in part at any time or from time to time during the period in which a particular Option may be exercised. Any Option or part thereof not exercised within the Option Period shall terminate and become null, void and of no further force and effect at 5:00 p.m. local time in Vancouver, British Columbia, on the Expiry Date. Subject to any express resolution of the Board, in its sole discretion, extending or limiting the Expiry Date of an Option, the Expiry Date of an Option shall be the earlier of (i) the Expiry Date fixed by the Board on the Award Date and (ii) the date established, if applicable, in Sections 8.2(a) to (c) below:

(a)	Ceasing to Hold Office. If the Optionee was granted his or her Options as a director of the Company and such Optionee ceases to be a director of the Company, other than by reason of death, then the Expiry Date of the Option shall be 90 days following the date the Optionee ceases to be a director of the Company, unless the Optionee ceases to be a director of the Company as a result of:

(i)	ceasing to be qualified to act as a director pursuant to Section 124 of the Act; or

(ii)	an order of the Commission, the Exchange, or any regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Optionee ceases to be a director of the Company.

(b)	Ceasing to be Employed. If the Optionee was granted his or her Option as an employee, officer or Contractor of the Company or an Affiliate of the Company and such Optionee ceases to be an employee, officer or Contractor of the Company or an Affiliate of the Company, other than by reason of death, then the Expiry Date of the Option shall be the 90th day following the date the Optionee ceases to be an employee, officer or Contractor unless the Optionee ceases to be an employee, officer or Contractor as a result of:

(i)	termination for cause; or

(ii)	an order of the Commission, the Exchange, or any regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Optionee ceases to be an employee, officer or Contractor of the Company.

(c)	Death. In the event of the death of an Optionee, the Optionee’s Option shall be exercised within one year succeeding such death and then only:

(i)	by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or the laws of intestacy and succession; and

(ii)	to the extent that the Optionee was entitled to exercise the Option at the date of the Optionee’s death, subject to adjustment in accordance with Section 5.2(b).

8.3	For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of the Company or an Affiliate of the Company provided that the Optionee continues to be an Eligible Person.

8.4	For purposes of this Section 8, a determination by the Company that an Optionee was discharged for “cause” shall be binding on the Optionee.

8.5	If the Optionee is a Permitted Assign of an Eligible Individual, the reference to the Optionee in this Section 8 shall be deemed to refer to the Eligible Individual associated with such Permitted Assign.

9.	OPTION AGREEMENTS

9.1	Option Agreement

Each Option shall be confirmed by an option agreement which shall incorporate such terms and conditions as the Board, in its discretion, deems consistent with the terms of this Plan.  In the event of conflict between the terms of an option agreement and the terms of this Plan, the terms of this Plan shall prevail and the option agreement shall be deemed to have been amended accordingly.

9.2	Representations by Optionees

Each option agreement shall provide that upon each exercise of an Option, the Optionee (including for the purposes of this Section 9.2 each other person who, pursuant to Section 8.2 hereof, may purchase Shares under an Option granted to an Eligible Person) shall, if so requested by the Company, represent and agree in writing that:

(a)	the person is, or the Optionee was, an Eligible Person and has not been induced to purchase the Shares by expectation of employment or continued employment;

(b)	the person is purchasing the Shares pursuant to the exercise of such Option as principal for the Optionee’s own account (or if such Optionee is deceased, for the account of the estate of such deceased Optionee) for investment purposes, and not with a view to the distribution or resale thereof to the public;

(c)	the person will, prior to and upon any sale or disposition of any of the Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and

(d)	such Optionee (or such other person) will not offer, sell or deliver any of the Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust, the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws. The Optionee acknowledges that the Company has the right to place any restriction or legend on any securities issued pursuant to this agreement or this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under theSecurities Act (1933) of the United States and may not be offered or sold in the United States unless registration or an exemption from registration is available.

9.3	Other Procedures and Documentation

The Company may employ other procedures and require further documentation from an Optionee to ensure compliance with all applicable laws.

10.	CHANGE IN CONTROL

10.1	In the event of a proposed Change of Control (as determined by the Board), the Board shall conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of an Optionee’s unvested Options to a date determined by the Board, such that all of an Optionee’s Options will immediately vest at such time. In such event, all Options so vested will, subject to Section 10.3(b), be exercisable, conditionally or otherwise, from such date until their respective expiry dates so as to permit the Optionee to participate in the proposed Change of Control. For greater certainty, upon a Change of Control, Optionees shall not be treated any more favorably than holders of Shares with respect to the consideration that the Optionees would be entitled to receive for their Shares.

10.2	If the Optionee elects to exercise its Options following written notice from the Company of a proposed Change of Control, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Shares which he, she or it was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had he, she or it been the registered holder of the number of Shares to which he, she or it was entitled to purchase upon exercise of such Options.

10.3	Notwithstanding anything else to the contrary herein, in the event of a potential Change of Control, the Board shall have the power, in its sole discretion, to modify the terms of this Plan and/or the Options to assist the Optionees to tender into a take-over bid or other transaction leading to a Change of Control, provided that payment is made in accordance with Section 6.1 of this Plan. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to permit Optionees to conditionally exercise their Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 10 is not completed within the time specified in the principal agreement effecting the Change of Control between the Company and certain third parties (as such time may be extended thereunder), then notwithstanding this Section 10.3 or Section 10.1:

(a)	any Shares received upon such conditional exercise, shall be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and the original terms applicable to such Options shall be reinstated;

(b)	any conditional exercise of vested Options shall be deemed to be null, void and of no effect, and such conditionally exercised Options shall for all purposes be deemed not to have been exercised; and

(c)	Options which vested pursuant to Section 10.1 shall no longer be vested and the original terms applicable to such Options shall be reinstated.

10.4	If the Board has, pursuant to the provisions of the foregoing Section 10.3, permitted the conditional exercise of Options in connection with a potential Change of Control, then the Board shall have the power, in its sole discretion, to terminate immediately following actual completion of such Change of Control any Options not exercised.

11.	ASSIGNMENT OF OPTIONS

All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein.  During the lifetime of an Optionee, benefits, rights and options may only be exercised by the Optionee or his or her Permitted Assign.

12.	AMENDMENT AND TERMINATION

12.1	Amendment.

(a)	Subject to any required regulatory approval, the Board may from time to time amend or revise the terms and conditions of this Plan, provided that no such action may in any manner adversely affect the rights under any previously granted Options unless the Company has the consent of the affected Optionee(s) or unless additional similar rights comparable thereto, or other compensation of equal or greater value, is given to such Optionee(s). Without limiting the foregoing, in addition to the items set out in Section 10.3 and without limiting such items, the Board is specifically authorized to amend or revise the terms of this Plan or an Option, by passing a resolution of the Board setting out such amendment, without obtaining shareholder approval in the following circumstances:

(i)	to change the vesting provisions of an Option or this Plan;

(ii)	to change the termination provisions of an Option or this Plan, provided there is no extension beyond the original Expiry Date;

(iii)	make other amendments of a “housekeeping” or non-material nature with requisite regulatory approval.

(b)	Subject to regulatory approval, the Board may amend any of the provisions of this Plan relating to the following, provided the Board obtains the approval of the shareholders of the Company in respect thereof:

(i)	the limitations on grants of Options to Insiders and the number of Shares that may be reserved for issuance to Insiders;

(ii)	the limitations on grants of Options to Non-employee Directors and the number of Shares that may be reserved for issuance to Non-employee Directors;

(iii)	a reduction in the Option Price of any previously granted Option;

(iv)	the maximum number of Shares reserved for issuance upon exercise of Options available under this Plan;

(v)	any extension of the term of an option beyond its original Expiry Date, except in the case of expiry within a blackout period as noted in Section 8.1(b);

(vi)	any amendment which would permit options granted under this Plan to be transferable, other than to Permitted Assigns or for estate settlement purposes; or

(vii)	any amendment to the amendment provisions.

12.2	Termination of this Plan. The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of an Option or impair any right of any Optionee pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, such Options shall continue to be governed by the provisions of this Plan, which shall survive the termination for such purpose.

13.	COMPLIANCE WITH LEGISLATION

13.1	Regulatory Compliance. This Plan, the grant and exercise of Options hereunder and the Company’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obliged by any provision of this Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of this Plan or of Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. Shares issued and sold to Optionees pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws. In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

13.2	No Obligations to Issue Common Shares if Non-Compliance. The issue and sale of Shares pursuant to any Option granted under this Plan is specially conditioned on such issue and sale being made in compliance with applicable securities laws, and the Company shall have no obligation to issue or sell any Shares pursuant to the exercise of any Option unless the Board determines in its sole discretion that such issue and sale will be made in compliance with applicable securities laws. The Company will be entitled to take such action as it deems necessary to restrict the transferability in the United States of any Shares acquired on exercise of any Option.

13.3	Remittance of Employee Benefit Withholding Tax. The Company shall remit the Employee Benefit Withholding Tax paid or withheld in accordance with Section 6.1 of this Plan to the Receiver General or such other person as required by, and in accordance with, the provisions of the Tax Act and the Regulations thereunder, and any other federal or provincial legislation that requires the Company to withhold tax or other amounts in respect of the exercise of an Option, for the benefit of the Optionee on behalf of whom such tax is remitted. Accordingly, the Company shall ensure such amounts are reported on the Optionee’s T4 or other tax information slips as required.

14.	MISCELLANEOUS PROVISIONS

14.1	No Shareholders Rights. An Optionee shall not have any rights as a shareholder of the Company with respect to any of the Shares covered by an Option until the date of delivery of the Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares so delivered. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

14.2	Employment or directorship. Nothing in this Plan or any Option shall confer upon an Optionee any right to continue or to be re-elected as a director of the Company or any right to continue in the employ of the Company or any Affiliate of the Company, or affect in any way the right of the Company or any Affiliate of the Company to terminate his or her employment at any time; nor shall anything in this Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any Affiliate of the Company, to extend the employment of any Optionee.

14.3	Record Keeping. The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Optionee; and

(b)	the number of Options granted to each Optionee and the number of Options outstanding.

14.4	Governing Law. This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

14.5	Previous Plan. No new options will be granted under the Previous Plan and upon all outstanding options under the Previous Plan being exercised, cancelled or otherwise expired the Previous Plan shall terminate.

15.	APPROVALS

This Plan shall be subject to all necessary regulatory and shareholder approval. Any Options granted prior to such approvals shall be conditional upon such approvals being obtained and no such Options may be exercised unless and until such approvals have been obtained.

Pursuant to the requirements of the Exchange, all unallocated options, rights or other entitlements under this Plan shall be re-approved by the shareholders and directors of the Company at least once every three years.

16.	DATE OF THE PLAN

This Plan is dated as of the 5th day of September, 2012.

SCHEDULE B

NEVSUN RESOURCES LTD.

STATEMENT OF EXECUTIVE COMPENSATION

In accordance with National Instrument 51-102, we are providing the Statement of Executive Compensation in this Information Circular herewith, applicable to Fiscal 2011 and as previously filed in the Company’s Information Circular dated May 8, 2012 and as filed on SEDAR.

All dollar amounts referred to in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

Named Executive Officers (“NEOs”), as defined in Form 51-102F6, include the Chief Executive Officer, the Chief Financial Officer, each of the three most highly compensated individuals acting in a similar capacity during the financial year whose total compensation in 2011 was, individually, more than $150,000, and each individual who would otherwise qualify as a NEO but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.  The NEOs of the Company are:  Clifford T. Davis – Chief Executive Officer (CEO), Peter J. Hardie – Chief Financial Officer (CFO), Stanley C. Rogers - past General Manager Bisha Project, and Scott Trebilcock - Vice-President Business Development and Investor Relations (VP Business Development & IR).

During October 2011 the Company hired Frazer W. Bourchier as Chief Operating Officer (COO), who commenced employment in January 2012.  Mr. Bourchier’s compensation arrangements are described under Terms of Agreements and Termination and change of Control Benefits.

The following is a general discussion of the significant elements of compensation to the NEOs for the most recently completed financial year. As tabulated below the normal compensation elements consist of a base salary, options to purchase common shares of the Company, bonuses, if applicable, and additional compensation as defined herein.

Compensation Discussion and Analysis

The compensation strategy is intended to attract, retain and award the NEOs in order to accomplish the broader objectives of the Company. Those objectives have transitioned from successful development of the Bisha Project in Eritrea and commencement of commercial production – achieved in early 2011 – to successful operations, expansion of existing assets and evaluation of potential asset additions.  The compensation program is designed to reward contributions to these achievements which enhance the Company’s success at meeting its objectives. It is managed by the Human Resources Committee (the “HR Committee”) which approves compensation strategies and guidelines for NEO salaries and incentive awards.  This committee consists of three independent directors, indicated above under the heading “Election of Directors”, none of whom have ever been an officer or employee of the Company or its subsidiaries.  There has been no change in membership to the HR Committee in the past financial year.

The compensation strategy is determined by the HR Committee with assistance from an independent consultant, and is designed to be competitive with those offered by publicly traded mining companies comparable to the Company in terms of size, assets, production and region of operation.  The HR Committee engaged Roger Gurr and Associates to review senior executive and director compensation in 2009, and again in 2010 and 2011.  The latest review by the consultant was performed in May 2011, which undertook to ensure the rates and forms of compensation recognize job impact, performance and changing Company requirements, and assisted the HR Committee in developing a justifiable compensation strategy for its NEOs using three basic elements: base salary, bonus opportunity and equity based compensation.

The list of comparator companies for the purposes of considering the competitiveness of certain elements of the Corporation’s executive compensation, such as the basis upon which to evaluate the appropriateness of the target percentage for annual bonuses for the 2011 fiscal year, as well as salary recommendations for the 2012 fiscal year. The Nevsun Board of Directors (the “Board”) targeted total compensation at a level approximately in line with the median for the comparator companies.  The following 16 companies, all of a somewhat similar size to the Company in terms of production levels and complexity, were selected by the HR Committee as the comparator group for purposes of the annual executive compensation review in 2011:

Alamos Gold Inc	Iberian Minerals Corp
Aurizon Mines Ltd	Jaguar Mining Inc
Capstone Mining Corp	New Gold Inc.
Centerra Gold Inc	Northgate Minerals Corp
Detour Gold Corp	Osisko Mining Corporation
Eastern Platinum Ltd	Pan American Silver Corp
Gammon Gold Inc	Semafo Inc
Golden Star Resources Ltd	Thompson Creek Metals Co Inc

The HR Committee expects to review the comparator group on an annual basis to ensure they continue to constitute an appropriate comparator group.

In order to attract and retain competent executive staff in a highly competitive market, bonus levels and long term incentives are set in the top quartile of the comparator group depending upon performance levels.  Specific performance measurement criteria were established for NEOs, against which performance based compensation was evaluated at the end of the year. The measurement criteria were tailored for each senior management function, stipulating expectations on targeted performance areas for each of the CEO, CFO, VP Business Development & IR, and General Manager of the Bisha Project. The performance elements designed for each position were weighted in terms of their overall importance, then divided into specific objectives to provide a quantitative benchmark for self-evaluation and evaluation by the HR Committee. The HR Committee retained discretion on overall performance and contribution.

The measurement criteria for the CEO in 2011 included (1) managing Eritrea Government relations and strategic arrangements; (2) operational success and implementation of risk management protocols; (3) building and maintaining effective strategic relationships with key shareholders; and (4) achieving successful negotiations in Company transactions.  The maximum annual bonus level set for the CEO was 100% of annual salary

The measurement criteria for each of the other executive officers were also specific, quantitative where possible and laid out in a similar fashion to that of the CEO, but tailored to their operating function.  The maximum annual bonus level set for the CFO and for the VP Business Development and IR was 70% annual salary.  The General Manager of Bisha had a maximum bonus level of 50% annual salary.  These levels were set following an analysis of the comparator group and the Company’s total shareholder return (TSR) over three years, and determined by the HR Committee to be appropriate.

At the end of 2011 each officer carried out a self-evaluation, which was reviewed by the HR Committee in the case of the CEO, and both the CEO and HR Committee in the case of the CFO and VP Business Development & IR. As a result, performance bonuses were paid to the officers after having reached targeted performance criteria to varying degrees. The bonus amounts are as disclosed in the summary executive compensation table, below.

Long term incentives for NEOs have traditionally taken the form of equity based compensation.  Stock options are granted under the direction of the HR Committee in accordance with the Company’s Stock Option Plan (the “Plan”), which includes all senior management and directors.  The value of options granted to NEOs is determined on both qualitative and quantitative levels, taking into consideration consistency with past annual practices, comparator group practices and total compensation range to be in the median to top quartile of the comparator group.  Changes in executive positions or roles, and ongoing contribution to the Company are factors which affect the decision making process.  Outstanding options and previous grants are reviewed by the HR Committee on an annual basis and again when considering option grants for new employees.   The terms of the Plan are also reviewed from time to time by the HR Committee and changes suggested which are discussed with executive officers prior to approval by the Board, then regulatory and shareholder approval as necessary.  The 2011 compensation review encouraged an assessment of various other incentive arrangements as the Company progressed into other phases.  Potential arrangements included Restricted Share Units, Performance Share Units and Stock Appreciation Rights.  After due consideration, the HR Committee favoured the activation of the Stock Appreciation Right (“SAR”) which was already built into the Plan but required Board approval for minor amendments.  A SAR may be granted in tandem with an option under the Company’s Plan, thereby giving an optionee the choice of exercising the option or the SAR.  The SAR has a less dilutive effect on the Company’s stock when exercised, which makes it attractive. The required amendments for the SAR provision were approved by the Board and by the Toronto Stock Exchange (“TSX”) in August, 2011. The other change made by the HR Committee was to increase the vesting period from one year to two years, consistent with its desire to attract and keep executives for longer periods.  Further details of the Plan are described under Equity Compensation Plan Information.

There are no significant out of the ordinary perquisites payable to NEOs.  All NEOs have medical and insurance coverage paid by the Company and have normal allowances for vacation.

At the date of this Information Circular, the Company did not have a policy regarding purchase of financial instruments by NEOs such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of the Company’s equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Risk Management

The HR Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s NEOs, be designed in a manner which is in the best interests of the Company and its shareholders.  Risk evaluation is one of the considerations for this review.

A portion of the Company’s executive compensation consists of options and stock appreciation rights granted under the Stock Option Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is extremely limited. In addition, all major transactions require approval by the Board.

The other two elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.  In addition, the HR Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

Due to the size of the Company, and the current level of the Company’s activity, the HR Committee is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph compares the cumulative shareholder return over the last five fiscal years for the Company’s common shares, assuming a $100 investment was made on December 31, 2007 and reinvestment of dividends, with the S&P/TSX Composite Index.

Compensation Governance

The HR Committee is comprised of only independent members within the meaning of NI 52-110 and while the Board determines its members, the CEO is not involved in the selection process for this committee. A copy of the HR Committee’s mandate is attached to this circular as “Schedule A: Human Resources Committee Mandate” The current members of the HR Committee are Gerard Munera (Chair), Gary German and R. Stuart Angus.  Mr. Munera has direct experience relating to executive compensation matters, having served on the Compensation Committees of two publicly traded mining companies, Meridian Gold Inc. and Mag Industries Corporation,  and serving  presently  on the Compensation Committee of Dynamic Material Corporation, a publicly traded metal and oil services company. The significant industry experience of each of the HR Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

Summary Compensation Table

The following table sets forth all compensation for services in all capacities to the Company and its subsidiaries in respect of the NEOs.  The periods covered include the most recent fiscal years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)		All other compensation ($)(5)	Total compensation ($)
				Annual incentive plans(4)	Long term incentive plans
Clifford T. Davis, President and Chief Executive Officer	2011 2010 2009	500,000 400,000 350,000	1,739,385 1,958,280 514,224	550,000 600,000 276,500	Nil	115,424 Nil Nil	2,904,809 2,958,280 1,140,724
Peter J. Hardie, Chief Financial Officer	2011 2010 2009	243,000 192,000 156,000	521,816 587,484 154,268	125,000 150,000 78,000	Nil	Nil Nil Nil	889,816 929,484 388,268
Stanley C. Rogers, General Manager, Bisha Project(1)	2011 2010 2009	$US 257,502 240,000 240,000	$US 299,474 439,186 141,764	$US 150,000 150,000 100,000	Nil	$US 64,376 48,000 48,000	$US 771,352 877,186 529,764
Scott Trebilcock(2), Vice- President Business Development and Investor Relations	2011 2010	243,000 63,830	173,939 435,515	150,000 Nil	Nil	Nil Nil	566,939 499,345

(1)	Stanley Rogers was employed by Bisha Mining Share Company, a subsidiary of the Company until December 31, 2011. His salary, bonus and other compensation is paid in $US, all compensation is presented in $US.
(2)	Scott Trebilcock began his employment in September 2010.
(3)	The Black-Scholes formula is a model of varying prices over time of a financial instrument. It is used to calculate fair value of options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.
(4)	In December, 2011, the Board approved bonuses for Cliff Davis, Peter Hardie, Stanley Rogers and Scott Trebilcock in respect of services performed under incentive compensation arrangements described above.
(5)	Stanley Rogers is paid a grossed up salary amount to cover expatriate taxes. Cliff Davis was paid unused vacation in 2011.

Terms of Agreements

The terms of the 2011 executive roles were as follows:

Clifford T. Davis, Chief Executive Officer, had a salary increase in July 2011 from $450,000 to $550,000.  His contract was renewed November 1, 2011 for a further 3-year term ending December 31, 2014.   A bonus of $550,000 was awarded to Mr. Davis for 2011.

Peter J. Hardie, Chief Financial Officer, had a salary increase in July 2011 from $216,000 to $270,000.  His contract was renewed November 1, 2011 for a further 3-year term ending December 31, 2014.  A bonus of $125,000 was awarded to Mr. Hardie for 2011.

Scott A. Trebilcock began his employment with the Company in September 2010 as Vice President Business Development and Investor Relations.  In July 2011 his salary increased from $216,000 to $270,000 and his contract was renewed November 1, 2011 for an additional 3-year term ending December 31, 2014.  A bonus of $150,000 was awarded Mr. Trebilcock for 2011.

Mr. Stanley Rogers worked under an employment agreement with the Company’s subsidiary, Bisha Mining Share Company, as General Manager until December 31, 2011.  He was paid US$240,000 plus 20% to cover his expatriate taxes.  A bonus of US$150,000 was awarded to Mr. Rogers in early 2012 in respect of services performed in 2011.

Bonus arrangements are discussed above under Compensation Discussion and Analysis.

Frazer W. Bourchier, Chief Operating Officer effective January 2012 for a 3-year term ending December 31, 2014, has an annual salary of $400,000 and a maximum bonus of 70% of annual salary.

Agreements for Messrs. Davis, Bourchier, Hardie and Trebilcock include termination and change of control benefits described in the following section.

Termination and Change of Control Benefits

Termination of employment under certain circumstances may trigger amounts payable to the employee by the Company:

-	If the Company terminates employment without cause or adequate notice prior to end of the term;

-	In the event of a change of control of the Company and the employee gives the Company 90 days written notice of termination.

Either of these conditions will result in severance payments due from the Company to the affected employee.  The amount due is two times the employee’s base salary plus 4% in lieu of benefits plus one times the cash bonuses paid the employee over the 24 months preceding the termination date.  The affected employees are Messrs. Bourchier, Davis, Hardie and Trebilcock. These provisions are consistent with industry standards for executives in similar positions and recognize the critical nature of these positions in the event there is a change in control or where the employee loses his job through no fault of his own.

Assuming there had been change of control as at December 31, 2011 the Company estimates the total change of control and termination benefits of its NEOs and Frazer Bourchier to be approximately $4.7 million plus any amounts attributable to stock based compensation benefits as outlined in the Option-based awards table below.  Any outstanding options or corresponding share appreciation rights which are not vested would become vested upon notice of a change of control.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.  The Company also does not provide share based awards or long term incentives to NEOs.  Therefore, these types of compensation are not included in any of the tables in this document.

Incentive Plan Awards – Outstanding Option-based Awards

The following table sets forth details with respect to stock options held by the NEOs at December 31, 2011.

Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)(2)	Option expiration date	Value of unexercised in-the-money options, vested ($)(3)	Value of unexercised in-the-money options, unvested ($)
Clifford T. Davis	500,000 1,000,000 500,000	3.14 3.14 5.68	May 13, 2015 May 13, 2015 Feb. 1, 2016	1,260,000 2,520,000 0	n/a n/a 0
Peter J. Hardie	100,000 300,000 150,000	3.14 3.14 5.68	May 13, 2015 May 13, 2015 Feb. 1, 2016	252,000 756,000 0	n/a n/a 0
Scott Trebilcock	300,000 100,000 50,000	4.16 5.71 5.68	August 17, 2015 November 19, 2015 Feb. 1, 2016	450,000 0 0	n/a n/a 0
Stanley C. Rogers	74,500 100,000	3.14 5.68	May 13, 2015 March 30, 2012	187,740 0	n/a n/a
(1)	All unexercised options listed for Messrs. Davis, Hardie and Trebilcock include a tandem stock appreciation right (SAR), as more fully described previously underOption-based Awards.
(2)	The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.
(3)	Based on the difference between the market value of $5.66 per common share on December 31, 2011 and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2011, for each of the NEOs.  Option based awards vested during 2011 were granted as follows:

On May 13, 2010, Messrs. Davis, Hardie and Rogers were granted, collectively, 800,000 stock options at an exercise price of $3.14, of which 400,000 vested in 2010 and the balance of 400,000 vested on May 13, 2011.  Under the terms of these agreements, 50% of the options vest after 6 months, the balance after 1 year from date of grant.  An additional grant of 1,600,000 options at $3.14 to the same employees on May 13, 2010 had special vesting arrangements, determined by the successful commissioning of the Bisha Mine in a specified time and within specified cost criteria.  Those options vested on February 4, 2011, after the vesting criteria were met.  Mr. Trebilcock was granted 300,000 stock options at $4.16 in August, 2010, 50% of which vested on February 17, 2011 and the balance on August 17, 2011.  He was granted an additional 100,000 stock options at $5.71 in November, 2010, all of which vested in 2011.  All NEOs were granted stock options on Feb. 1, 2011 at $5.68, half of which vested in 2011 at no value.  Non-equity incentive compensation consists of annual bonus awards discussed earlier under Compensation Discussion and Analysis and outlined in the Summary Compensation table.

Name	Option-based awards – Value vested during year ($)(1)	Non-equity incentive plan compensation – value earned during the year ($)(2)
Clifford T. Davis	3,667,500	550,000
Peter J. Hardie	1,100,250	125,000
Scott Trebilcock	638,500	150,000
Stanley C. Rogers	1,100,250	US150,000
(1)	Amounts represent the aggregate dollar value that would have been realized if all options that vested during 2011 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the options.
(2)	Amounts represent actual cash bonuses paid with respect to services performed in 2011.

Compensation of Directors

Directors who are not officers of the Company receive an annual fee of $75,000, increased from $50,000 at July 1, 2011.  The Chairman, R. Stuart Angus, receives $90,000 per year, increased from $75,000 at July 1, 2011.  In addition to these amounts, during periods where the Special Committee is active, its members – Messrs. German, Munera and Gayton – receive an additional $20,000 per year while its Chair, R. Stuart Angus, receives $25,000.  All members of the Special Committee receive an additional $1,000 per meeting.  No additional amounts were paid to members of the Special Committee in 2011.  In early 2012, a Litigation Committee was formed with R. Stuart Angus and Robert Gayton, who each receive a retainer of $25,000.  Directors of the Company’s subsidiaries in Barbados and Eritrea receive nominal fees or no compensation for their role, and are not included in the compensation tables herein.

Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2011 to directors who are not Named Executive Officers (NEOs).

Name	Fees Earned ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
R. Stuart Angus	75,000	695,754	Nil	Nil	770,754
Robert J. Gayton	62,500	521,816	Nil	Nil	584,316
Gary E. German	62,500	521,816	Nil	Nil	584,316
Gerard E. Munera	62,500	521,816	Nil	Nil	584,316
(1)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of options granted.

Incentive Plan Awards – Outstanding Share-based Awards and Option-based Awards

The following table sets forth all awards outstanding at December 31, 2011 for each of the directors who are not NEOs

Name	Number of securities underlying unexercised options (#)	Option exercise price (1) $	Option expiration date	Value of unexercised in- the-money options, vested $	Value of unexercised in- the-money options, unvested $
R. Stuart Angus	200,000 400,000 200,000	3.14 3.14 5.68	May 13, 2015 May 13, 2015 Feb. 1, 2016	504,000 1.008.000 0	n/a
Robert J. Gayton	150,000 300,000 150,000	3.14 3.14 5.68	May 13, 2015 May 13, 2015 Feb. 1, 2016	378,000 756,000 0	n/a
Gary E. German	150,000 150,000 150,000 300,000 150,000	1.35 1.70 3.14 3.14 5.68	August 19, 2013 August 25, 2014 May 13, 2015 May 13, 2015 Feb. 1, 2016	646,500 594,000 378,000 756,000 0	n/a
Gerard E. Munera	80,000 150,000 150,000 150,000 300,000 150,000	2.00 1.35 1.70 3.14 3.14 5.68	November 14, 2012 August 19, 2013 August 25, 2014 May 13, 2015 May 13, 2015 Feb. 1, 2016	292,800 646,500 594,000 378,000 756,000 0	n/a
(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2011, for each of the of the directors who are not NEOs.

Name	Option-based awards – Value vested during year ($)	Non-equity incentive plan compensation – value earned during the year ($)
R. Stuart Angus	1,467,000	Nil
Robert J. Gayton	1,100,250	Nil
Gary E. German	1,100,250	Nil
Gerard E. Munera	1,100,250	Nil